UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,716,610* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,716,610* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,716,610* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 323,193 shares of Common Stock (as defined in this Schedule 13D) issued upon the conversion of all of ASSF IV’s previously outstanding Series A Preferred Stock (as defined in this Schedule 13D), (ii) 270,658 shares of Common Stock issued to ASSF IV upon the exercise of certain ASSF Anti-Dilution Warrants (as defined in this Schedule 13D), (iii) 3,092,794 shares of Common Stock issued upon the exercise of ASSF IV’s previously outstanding Warrants (as defined in this Schedule 13D), each effective July 28, 2021 (collectively, the “ASSF July 28 Conversions”), and (iv) 29,965 shares of Common Stock issuable upon exercise of the ASSF Anti-Dilution Warrants that were not converted in connection with the ASSF July 28 Conversions.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer (as defined in this Schedule 13D) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “10-Q”) plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions (as defined below) plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various restricted stock units (“RSUs”), performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,716,610* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,716,610* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,716,610* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 3,686,645 shares of Common Stock issued pursuant to the ASSF July 28 Conversions and (ii) 29,965 shares of Common Stock issuable upon exercise of the ASSF Anti-Dilution Warrants that were not converted in connection with the ASSF July 28 Conversions.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,160,606* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,908,195* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,908,195* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 1,809,080 shares of Common Stock issued upon the conversion of all of ASOF’s previously outstanding Series A Preferred Stock, (ii) 236,759 shares of Common Stock issued to ASOF upon the exercise of certain ASOF Anti-Dilution Warrants (as defined in this Schedule 13D), (iii) 2,903,516 shares of Common Stock issued upon the exercise of ASOF previously outstanding Warrants, each effective July 28, 2021 (collectively, the “ASOF July 28 Conversions”, and together with the ASSF July 28 Conversions, the “Ares July 28 Conversions”), (iv) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (v) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, and (vi) 26,212 shares of Common Stock issuable upon exercise of the ASOF Anti-Dilution Warrants that were not converted in connection with the ASOF July 28 Conversions.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,160,606* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,908,195* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,908,195* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) the 4,949,355 shares of Common Stock issued pursuant to the ASOF July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, and (iv) 26,212 shares of Common Stock issuable upon exercise of the ASOF Anti-Dilution Warrants that were not converted in connection with the ASOF July 28 Conversions.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,917,351* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,664,940* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,664,940* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions, (ii) 3,185,039 shares of Common Stock purchased by ASOF as part the Issuer’s July 29, 2021 public offering, (iii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of non-voting Pre-Funded Warrants purchased by ASOF as part of the Issuer’s July 29, 2021 public offering, (iv) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions, and (v) 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021 and which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs. The number excludes 5,904 shares of Common Stock underlying RSUs granted to Matthew Underwood in his capacity as a director serving on the Board. Such RSUs will vest on March 26, 2022, the one year anniversary of the grant date. Such RSUs were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs.

** The calculation of the percentage of outstanding shares is based on (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

This Amendment No. 12 (this “Amendment No. 12”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020, as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020, as amended by Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on February 5, 2021, as amended by Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on February 11, 2021, and as amended by Amendment No. 11 to the Original Schedule 13D filed by the Reporting Persons on July 28, 2021 (as so amended, the “13D Filing,” and together with this Amendment No. 12, this “Schedule 13D”). Except as amended in this Amendment No. 12, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 12 as so defined, unless otherwise defined in this Amendment No. 12.

The Reporting Persons have been or currently are party to certain agreements with the Oaktree Entities, which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of July 30, 2021, a copy of which is attached hereto as Exhibit 99.12.

Item 4. Purpose of the Transaction

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the penultimate paragraph of Item 4 of the 13D Filing:

As described in Item 6 of this Schedule 13D, the 2021 Equity Offering (as defined below) closed effective July 29, 2021. Pursuant to the 2021 Equity Offering and the Transaction Agreement: (i) ASOF acquired 3,185,039 newly issued shares of Common Stock and 7,747,589 non-voting Pre-Funded Warrants; (ii) ASSF IV and ASOF converted and exchanged all outstanding shares of Series A Preferred Stock held by ASSF IV and ASOF for 2,132,273 newly-issued shares of Common Stock; (iii) in connection with such conversion of Series A Preferred Stock, the Issuer issued ASSF IV and ASOF 507,417 newly-issued shares of Common Stock corresponding to the number of Anti-Dilution Warrants issuable in connection with the conversion and exchange of the Series A Preferred Stock pursuant to the terms of the October 2019 ECA, the August 2019 ECA and the May 2019 ECA; (iv) the Issuer repurchased all outstanding shares of Series B Preferred Stock held by the ASSF IV and ASOF (other than the shares of Series B Preferred Stock to be repurchased at the Deferred Repurchase Closing (as defined in the Transaction Agreement); and (v) ASSF IV and ASOF exercised 100% of the Warrants held by them (including all Anti-Dilution Warrants) resulting in the issuance of 5,996,310 shares of Common Stock. These Ares July 28 Conversions will close by August 2, 2021.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Amendment No. 12 is filed, ASSF IV directly holds (i) 3,686,645 shares of Common Stock and (ii) 29,965 shares of Common Stock issuable upon exercise of the ASSF Anti-Dilution Warrants that were not converted in connection with the ASSF July 28 Conversions. ASOF directly holds (i) 8,134,394 shares of Common Stock, (ii) 7,747,589 shares of Common Stock issuable to ASOF upon exercise of the non-voting Pre-Funded Warrants, and (iii) 26,212 shares of Common Stock issuable upon exercise of the ASOF Anti-Dilution Warrants that were not converted in connection with the ASOF July 28 Conversions. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock underlying the non-voting Pre-Funded Warrants. Ares Management LLC directly holds 40,135 shares of Common Stock underlying RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board which vested on March 26, 2021.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock and shares of Common Stock underlying the non-voting Pre-Funded Warrants and the Ares Anti-Dilution Warrants. The applicable ownership percentages reported in this Amendment No. 12 are based on: (i) 25,150,306 shares of Common Stock outstanding as of July 28, 2021 as disclosed by the Issuer in its 10-Q plus (ii) 8,636,000 shares of Common Stock issued pursuant to the Ares July 28 Conversions plus (iii) 8,161,502 shares of Common Stock issued in connection with the Issuer’s July 29, 2021 public offering plus (iv) 7,747,589 shares of Common Stock issuable upon exercise of non-voting Pre-Funded Warrants issued in connection with the Issuer’s July 29, 2021 public offering plus (v) 56,177 shares of Common Stock issuable upon exercise of the Ares Anti-Dilution Warrants that were not exercised in connection with the Ares July 28 Conversions plus (vi) 2,195,256 shares of Common Stock underlying various RSUs, performance stock units and options.

(b) Power to Vote and Dispose.  See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days.  Except for the information set forth in this Amendment No. 12, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 11 to the Schedule 13D.

(d) Certain Rights of Other Persons.  Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first sentence of the penultimate paragraph in Item 6 is hereby amended and restated in its entirety as follows:

The Transaction Agreement provides that the Issuer, ASSF IV and ASOF will enter into the sixth amendment (the “Sixth Registration Rights Amendment”) to the Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 99.12	Joint Filing Agreement, dated as of July 30, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2021

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.12	Joint Filing Agreement, dated as of July 30, 2021, by and among the Reporting Persons.